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                                                                 EXHIBIT (a)(11)

FOR IMMEDIATE RELEASE

CONTACT:
Misys plc
Burleigh House
Salford Priors
WORCS WR11 5SH
ENGLAND
Ross Graham, Corporate Development Director
Phone: 011-44-171-395-6900

                     MISYS PLC ANNOUNCES THAT MORE THAN 96%
                      OF THE SHARES OF C-ATS SOFTWARE INC.
               HAVE BEEN ACCEPTED FOR PAYMENT IN ITS TENDER OFFER

     ENGLAND, JANUARY 20, 1999 -- Misys plc announced today that its indirect wholly-owned subsidiary, Moxie Acquisition Corp., has accepted for payment 6,897,493 shares of common stock, $0.001 par value, of C-ATS Software Inc. (NASDAQ: "CATX") at $7.50 per share, pursuant to Misys' tender offer which expired at 12:00 midnight, New York City time, on January 19, 1999.

     As a result of the tender offer, Moxie Acquisition Corp. currently owns approximately 96.66% of the outstanding shares of C-ATS' common stock, and Misys anticipates prompt consummation of a merger of Moxie Acquisition Corp. with and into C-ATS, whereby C-ATS will become an indirect wholly-owned subsidiary of Misys.

     Misys plc is the United Kingdom's largest independent computer solutions group and one of the ten largest applications software companies in the world. Its principal activities are the development and licensing of application software products to customers in well defined vertical markets, together with transaction processing and professional services.

     C-ATS Software Inc. is a provider of integrated risk management solutions and implementation services, from the desktop to the enterprise. The firm is headquartered in Palo Alto, California, and has sales and support offices throughout the world. Its products are licensed to leading financial institutions around the globe, including a third of the world's 50 largest commercial banks.

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